SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: June, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

Quarterly Report to Shareholders Second quarter ended April 4, 2004

MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, we are pleased to provide results for the six months ended April 4, 2004.

The Company reported record second quarter net earnings of U.S. $14.3 million, or U.S. $0.48 per diluted share, up 6.7% from U.S. $13.4 million or U.S. $0.45 per diluted share in the second quarter of fiscal 2003. Analyst expectations for the quarter were in the range of U.S. $0.45 - U.S. $0.49 per diluted share.

The Company’s results for the quarter include increases in cost of sales and depreciation expense due to the upward revaluation of opening inventories and fixed assets required under U.S. and Canadian GAAP to give effect to the change to U.S. functional currency. The gain on revaluation of opening assets was reflected directly in opening shareholders’ equity. Net earnings for the second quarter of fiscal 2004 were U.S. $15.9 million, or U.S. $0.53 per diluted share, before reflecting the accounting treatment of these adjustments resulting from the change to U.S. functional currency, up 18.7% and 17.8% respectively from the second quarter of fiscal 2003.

Compared to last year, the higher second quarter earnings reflected higher unit sales, further manufacturing efficiencies and more favourable product-mix. These factors were partially offset by increased cotton costs, lower selling prices, higher SG&A costs due to the Company’s sales growth and higher depreciation expense as a result of the Company’s capital investment program.

Sales in the quarter were U.S. $141.4 million, up 24.5% from U.S. $113.6 million in the second quarter of fiscal 2003. The higher sales were due to a 24.6% increase in unit shipments combined with a higher valued product-mix, partially offset by lower selling prices. The higher unit sales reflected continuing market share penetration in all target market segments, together with strong overall industry demand growth in the U.S. wholesale distributor channel.

With effect from the beginning of calendar 2004, the Company’s largest customer decided to discontinue its participation in the S.T.A.R.S. report by ACNielsen Market Decisions. This report is the basis for market and market share data provided by the Company for the U.S. wholesale distributor channel. As a result, the S.T.A.R.S. market share data for the second quarter of fiscal 2004 excludes the effect of sales through our largest customer. On this basis, Gildan’s share in the T-shirt segment of the U.S. wholesale distributor market increased to 31.2% from 29.1% in the second quarter of fiscal 2003, even though the Company focussed on higher-valued product-lines within the T-shirt category, and continued to not fully participate in highly discounted white T-shirt promotions. During the second quarter, Gildan’s share of the sport shirt segment increased to 24.4% from 18.4% in the corresponding quarter of last year. Gildan became the leading brand within the sport shirt category during the quarter. Gildan’s share of the fleece category was 14.3% in the second quarter, up from 10.7% in the second quarter a year ago.

The table below summarizes the unit sales growth for the calendar quarter ended March 31, 2004 compared to the quarter ended March 31, 2003 for Gildan and for the industry overall through the U.S. wholesale distributor channel, as reported by S.T.A.R.S. after adjusting the prior period comparatives to exclude sales through our largest customer:

		Gildan Unit growth	Industry Unit growth
	T-shirts	30.3%	11.6%
	Sport shirts	34.7%	1.1%
	Fleece	39.2%	13.8%

Gildan noted that, in addition to the strong overall industry growth for T-shirts and fleece, the sport shirt category also showed positive growth, indicating that the steady decline in demand in this segment since 2001 may have ceased, reflecting a recovery in corporate promotional spending.

In parallel with the growth realized by Gildan with the S.T.A.R.S. distributors as per the table above, the Company also achieved a comparable rate of growth in its unit sales to its largest distributor during the second fiscal quarter, versus the corresponding quarter of fiscal 2003.

Gildan’s unit shipments in Europe increased by 38.9% over the second quarter last year, and shipments in Canada were up by 10.2%. Selling prices in the Canadian market were negatively impacted as a result of the lower landed selling prices for U.S. competitors in the Canadian market, due to the decline in the relative value of the U.S. dollar.

	Gross margins in the second quarter were 26.6%, compared with 29.6% in the second quarter of fiscal

Quarterly Report to Shareholders Second quarter ended April 4, 2004

2003. Before the adjustments due to the change to U.S. functional currency, gross margins in the second quarter of fiscal 2004 were 27.3%. The favourable impact on percentage gross margins of the higher-valued product-mix, continuing manufacturing efficiencies and the non-recurrence of a prior year special charge (the closure of the Montreal sewing plant) was more than offset by the negative effect of higher cotton costs and lower industry selling prices. Promotional pricing activity during the quarter included additional discounts resulting from the higher than projected unit sales growth.

Six Months Earnings

Net earnings for the first six months of fiscal 2004 were $17.2 million or U.S. $0.58 per diluted share, essentially the same as the first six months of fiscal 2003 when the Company generated net earnings of U.S. $17.1 million or U.S. $0.58 per diluted share. Before the adjustments due to the change to U.S. functional currency, net earnings for the first six months of fiscal 2004 were U.S. $21.4 million, or U.S. $0.72 per share, up 25.1% and 24.1% respectively from the first six months of fiscal 2003.

channel being in reasonable balance, and higher raw material costs for both cotton and polyester – appear to support higher pricing in the second half of the fiscal year. However, it is difficult to predict the outlook for industry pricing with any degree of certainty. Therefore, while the Company is projecting some gross margin improvement in the third and fourth quarter due to reduced promotional activity and a higher proportion of fleece sales in the balance of the year, the Company believes that, based on its short-term capacity constraints in the third quarter and the assumed continuation of aggressive industry pricing competition, it is more realistic to lower its projected EPS growth in the second half of the fiscal year. On this basis, the Company is now projecting EPS for the full fiscal year to be in the range of U.S. $2.05 – U.S. $2.15 per diluted share before the U.S. functional currency adjustments, up approximately 15% — 20% from fiscal 2003. After reflecting the adjustments resulting from the transition to U.S. functional currency, the Company’s revised EPS forecast for fiscal 2004 is U.S. $1.90 — $2.00, up approximately 6% — 12% from fiscal 2003.

The Company now expects to achieve diluted EPS of U.S. $0.80 – U.S. $0.85 in the third quarter before functional currency adjustments, up approximately 10% — 16% from the third quarter of fiscal 2003, which included an extra week due to the Company’s floating fiscal year-end. In the fourth quarter, Gildan now expects diluted EPS of U.S. $0.55 – U.S. $0.60 before functional currency adjustments, up approximately 15% — 25% from fiscal 2003. The functional currency adjustments in the third and fourth quarter of the fiscal year will be limited to the impact on depreciation expense, and will therefore not be material.

Earnings Outlook

The Company has previously indicated that it expects its EPS for the full fiscal year to be in the range of U.S. $2.25 – U.S. $2.30, up 25.7% — 28.5% from fiscal 2003 before the adjustments due to the change to U.S. functional currency. After reflecting the adjustments resulting from the transition to U.S functional currency, the Company’s EPS guidance range for fiscal 2004 was U.S. $2.10-$2.15, up 17.3% — 20.1% from fiscal 2003. This guidance was based on 15% projected growth in unit sales volumes and modest selling price increases to partially pass through the higher cost of cotton.

Going forward, Gildan expects to achieve its objective of minimum 15% EPS growth beyond fiscal 2004, in addition to achieving 15% — 20% EPS growth in the current fiscal year, even if industry pricing continues to decline. Gildan is slightly ahead of schedule with its timetable for construction of its Dominican Republic textile facility. As the Company brings this facility on stream, it expects to continue to lower its manufacturing costs and to have capacity available to further accelerate its market share penetration in the wholesale distributor channel in fiscal 2005, as well as to implement its plans to enter the retail channel.

In the first and second fiscal quarters, the Company has achieved its EPS growth projections by offsetting higher than anticipated promotional pricing activity with higher than projected unit sales volumes. Due to the higher unit sales in the first two quarters, and its resulting lower than planned inventory levels at the second quarter-end, the Company expects to have insufficient capacity in the third quarter to fully satisfy the projected growth in sales reflected in its prior forecast. Therefore, achievement of its original EPS guidance for the full year will depend upon improved selling prices being realized. Many industry fundamentals – including strong industry demand, overall inventories within the distributor

Quarterly Report to Shareholders Second quarter ended April 4, 2004

Cash Flow

In the second fiscal quarter, the Company used U.S. $16.7 million of cash, defined as cash flow from operating activities less cash used in investing activities, due to the seasonal financing of trade receivables (which reflected days sales outstanding of 45 days compared with 48 days a year ago) and the ongoing capital expenditure requirements to implement the Company’s continuing offshore capacity expansion plans.

The Company ended the quarter with surplus cash of U.S. $21.4 million. The Company intends to utilize U.S. $17.5 million of its surplus cash to meet the first scheduled instalment of its senior note repayment on June 10, 2004. Also, the Company now expects to invest approximately U.S. $65 million in capital expenditures for the full fiscal year, up from the previous estimate of approximately U.S. $60 million, due mainly to the accelerated timing for the Dominican Republic facility.

As of April 30, 2004, there were 29,627,619 Class A subordinate shares issued and outstanding along with 679,635 options outstanding.

On behalf of the Board of Directors, we wish to take this opportunity to thank our shareholders for their continued confidence and support.

(s) H. Greg Chamandy
 H.Greg Chamandy
Chairman of the Board,
Chairman of the Executive Committee and
Co-Chief Executive Officer

(s) Glenn J. Chamandy
 Glenn J. Chamandy
President,
Co-Chief Executive Officer and
Chief Operating Officer

Gildan Activewear Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	April 4, 2004	October 5, 2003	March 30, 2003

	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$21,413	$69,340	$22,995
Accounts receivable	85,386	64,260	70,180
Inventories	130,108	103,503	97,618
Prepaid expenses and deposits	6,677	3,849	4,481
Future income taxes	6,294	4,682	3,448

	249,878	245,634	198,722

Fixed assets	195,577	180,349	155,034
Other assets	3,426	3,681	3,122

Total assets	$448,881	$429,664	$356,878

Current liabilities:
Accounts payable and accrued liabilities	$63,270	$67,278	$60,333
Income taxes payable	2,175	3,909	675
Current portion of long-term debt	19,098	19,481	3,567

	84,543	90,668	64,575

Long-term debt	57,029	54,077	71,696
Future income taxes	24,195	20,716	15,788

Shareholders' equity:
Share capital (note 4)	77,012	75,490	73,311
Contributed surplus	404	220	220
Retained earnings	179,450	162,245	126,191
Cumulative translation adjustment	26,248	26,248	5,097

	283,114	264,203	204,819

Total liabilities and shareholders' equity	$448,881	$429,664	$356,878

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 141,369	$ 113,615	$ 219,328	$ 178,615
Cost of sales	103,832	80,031	160,691	125,946

Gross profit	37,537	33,584	58,637	52,669

Selling, general and administrative expenses	15,151	13,528	26,548	23,612

Earnings before interest, income taxes,
depreciation and amortization	22,386	20,056	32,089	29,057

Depreciation and amortization	5,249	3,704	10,181	7,200
Interest	1,755	1,713	3,344	3,158

Earnings before income taxes	15,382	14,639	18,564	18,699

Income taxes	1,049	1,228	1,359	1,597

Net earnings	$ 14,333	$ 13,411	$ 17,205	$ 17,102

Basic EPS (note 5)	$ 0.48	$ 0.46	$ 0.58	$ 0.59

Diluted EPS (note 5)	$ 0.48	$ 0.45	$ 0.58	$ 0.58

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$ 165,117	$ 112,780	$ 162,245	$ 109,089
Net earnings	14,333	13,411	17,205	17,102

Retained earnings, end of the period	$ 179,450	$ 126,191	$ 179,450	$ 126,191

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	14,333	13,411	17,205	17,102
Adjustments for:
Depreciation and amortization	5,249	3,704	10,181	7,200
Future income taxes	1,339	1,727	1,461	1,871
Stock-based compensation expense	184	—	184	—
Other	(68)	16	(61)	(159)

	21,037	18,858	28,970	26,014

Net changes in non-cash working capital balances:
Accounts receivable	(39,820)	(33,657)	(20,619)	(13,665)
Inventories	9,140	4,505	(26,605)	(18,817)
Prepaid expenses and deposits	(1,710)	(1,551)	(2,828)	(1,933)
Accounts payable and accrued liabilities	6,963	5,554	(3,015)	8,116
Income taxes payable	(1,786)	(1,213)	(1,765)	(1,409)

	(6,176)	(7,504)	(25,862)	(1,694)

Cash flows from financing activities:
Repayment of capital leases and other
long-term debt	(453)	(1,103)	(1,624)	(2,109)
Increase in secured debt	—	—	4,125	96
Proceeds from the issuance of shares	1,259	1,511	1,522	2,308

	806	408	4,023	295
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(10,450)	(9,533)	(26,573)	(20,973)
(Increase) decrease in other assets	(91)	131	(72)	157

	(10,541)	(9,402)	(26,645)	(20,816)

Effect of exchange rate changes on cash and
cash equivalents	(166)	(372)	557	200

Net decrease in cash and cash equivalents
during the period	(16,077)	(16,870)	(47,927)	(22,015)

Cash and cash equivalents, beginning of period	$37,490	$39,865	$69,340	$45,010

Cash, end of period	$21,413	$22,995	$21,413	$22,995

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Second quarter ended April 4, 2004

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended April 4, 2004)
(Tabular amounts in thousands of U.S. dollars, except per share data)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements.

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the second quarter ended April 4, 2004 are not traditionally indicative of the results to be expected for the full year.

All amounts in the attached notes are unaudited unless specifically identified.

2. Change in functional and reporting currency:

As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in U.S. dollars and the increasing international scope of its sales and manufacturing operations, the Company adopted the U.S dollar as its functional and reporting currency effective October 6, 2003, the commencement of fiscal 2004. All opening assets and liabilities were translated into U.S. dollars using the exchange rate in effect on October 6, 2003. For comparative purposes, historical financial statements and notes thereto up to an including October 5, 2003 have been restated into U.S dollars in accordance with generally accepted accounting principles.

The change in the functional currency for the prior periods resulted in a positive currency translation adjustment of $26.2 million as at October 5, 2003, which is reflected as a separate component of shareholders’ equity.

3. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1 of its audited consolidated financial statements in the Company’s annual report for the year ended October 5, 2003.

The following policies have been applied for the first time in fiscal 2004:

(a) Stock-Based Compensation and Other Stock-Based Payments:
In November 2003, the Canadian Institute of Chartered Accountants (“CICA”) revised Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The revised recommendations require that beginning January 1, 2004, the fair value-based method be used to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. The revised standard no longer permits the use of the settlement method for stock-based employee compensation awards. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation expense is recognized. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting periods.

During the second quarter of fiscal 2004, $184,000 (2003 – nil) was expensed as compensation expense, with an offset to contributed surplus, due to the issuance of 60,000 Restricted Share Units and a modification to the vesting period of certain options.

In accordance with the transitional options permitted under Section 3870, the Company has elected to early adopt the new recommendations effective the commencement of our 2004 fiscal year and prospectively apply the standard for employee stock awards granted after October 6, 2003. There were no options granted during the three months and six months ended April 4, 2004. Previously, the Company applied the settlement method of accounting to employee stock options. As required under the standard, the following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during our 2003 fiscal year.

Quarterly Report to Shareholders Second quarter ended April 4, 2004

3. Significant accounting policies (continued):

(a) Stock-Based Compensation and Other Stock-Based Payments (continued):

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

Net earnings, as reported	$14,333	13,411	17,205	17,102
Add (deduct):
Total stock-based employee compensation (expense) recovery
determined under fair value based method for all awards
granted in fiscal 2003	107	(64)	24	(85)

Pro forma net earnings	$14,440	13,347	17,229	17,017

Earnings per share:
Basic:
As reported	$0.48	$0.46	$0.58	$0.59
Pro forma	0.49	0.46	0.58	0.58
Diluted:
As reported	$0.48	$0.45	$0.58	$0.58
Pro forma	0.48	0.45	0.58	0.57

During the second quarter of fiscal 2004, 52,877 options granted in fiscal 2003 were cancelled which would have resulted in a recovery of stock-based compensation costs for the quarter of $107,000 since the Company only accounts for forfeitures as they occur.

The weighted average fair value of the remaining 68,329 options granted during fiscal 2003, net of forfeitures, (48,329 options granted as at March 30, 2003) is CAD $10.74 per stock option (CAD $10.58 per stock option as at March 30, 2003), which would be recognized over the vesting period. The weighted average fair value of the stock options granted during fiscal 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of nil; expected volatility of 35.74%; risk-free interest rate of 3.69%; and expected lives of 3 years.

Restricted Share units
Effective February 2004, the Board of Directors approved an amendment to the Company’s Stock Option Plan (“Plan”) to change the name of the Plan to “Long Term Incentive Plan of the Corporation” and to allow the Board of Directors to grant restricted share units (“RSU”) under the Plan. An RSU is the right of an individual to whom a grant of such unit is made to receive one Class A Subordinate Voting Share at the end of the vesting periods of up to a maximum of 10 years should certain conditions be achieved, which include the employee’s continued employment during that period and achievement of specified performance objectives, if any. Grant levels of RSUs are determined by the Board of Directors on the basis of merit and relative contribution of the participant to the Company. The RSUs may be subject to the attainment of performance objectives if any are established by the Board of Directors at the time of grant. At the end of the vesting period, the Class A Subordinate Voting Shares to which a holder of RSUs is entitled will be issued from treasury under the share limit provided in the Plan. The fair value of each RSU is calculated at the date of the grant. Compensation expense relating to the RSU plan is recognized in the financial statements over the vesting period. As of April 4, 2004 there were 60,000 RSUs awarded and outstanding of which none were vested or paid. The compensation expense recorded for the three months ended and six months ended April 4, 2004, in respect to this Plan was $55,000.

(b) Hedging relationships
In 2003, the CICA modified the Accounting Guideline 13, Hedging Relationships, applicable to hedging relationships outstanding for fiscal years beginning on or after July 1, 2003. In complying with this guideline, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity and are not replaced within the Company’s documented hedging strategy or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to income in the same period as for the corresponding gains or losses for the hedged items, and gains and losses realized subsequently are charged directly to income. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expired, deferred gains or losses are charged to income.

Quarterly Report to Shareholders Second quarter ended April 4, 2004

3. Significant accounting policies (continued):

(b) Hedging relationships (continued):
Gains and losses on forward foreign exchange contracts are recognized through income and generally offset transaction losses or gains on the foreign currency cash flows, which they are intended to hedge. Gains and losses on swap arrangements are recognized and charged to income on a basis that corresponds with changes in the related underlying item.

(c) Investment in joint venture:
During the first quarter of fiscal 2004, the Company invested in a 50%/50% owned joint venture with Frontier Spinning Mills, Inc. The new joint venture company acquired the equipment and real estate of an existing yarn-spinning facility in Cedartown, Georgia. The total cost of the acquisition, including Frontier’s 50% share in the investment, amounted to $12.5 million. The joint venture is accounted for using the proportionate consolidated method whereby the Company’s proportionate share of revenues, expenses, assets and liabilities is included in these financial statements. The Company’s 50% proportionate interest in its joint venture did not have a material impact on the consolidated balance sheet, statements of earnings and cash flows.

4. Share capital:

	April 4, 2004			October 5, 2003		March 30, 2003
				(audited)
	Shares		$	Shares	$	Shares	$

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Class A subordinated voting shares, participating, one
vote per share
Class B multiple voting shares, participating, eight votes
per share

Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of period	23,426	$72,023		22,827	$67,536	22,827	$67,536
Conversion of Class B shares into Class A shares (b)	6,094	3,467		—	—	—	—
Shares issued under employee share purchase plan	3	85		5	127	3	61
Shares issued pursuant to exercise of stock options	104	1,437		594	4,360	394	2,247

Total outstanding, end of period	29,627	77,012		23,426	72,023	23,224	69,844
Class B multiple voting shares, beginning of period	6,094	3,467		6,094	3,467	6,094	3,467
Conversion of Class B shares into Class A shares (b)	(6,094)	(3,467)		—	—	—	—

	29,627	$77,012		29,520	$75,490	29,318	$73,311

(a) On December 3, 2003, the Board of Directors approved the renewal of the stock repurchase program authorizing the Company to purchase up to a maximum of 200,000 of the Company’s Class A subordinate voting shares in the open market commencing December 22, 2003 and ending December 21, 2004. As at April 4, 2004 no shares have been repurchased under this plan.

(b) On March 1, 2004, the holders of the Class B multiple voting shares converted all the issued and outstanding shares into Class A subordinate voting shares on a one-for-one basis without any cash or non-cash consideration.

5. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Six months ended
	April 4,	March 30,	April 4,	March 30,
	2004	2003	2004	2003

Basic weighted average number of common shares outstanding	29,576	29,160	29,550	29,053

Basic earnings per share	$ 0.48	$ 0.46	$ 0.58	$ 0.59

Diluted earnings per share:
Basic weighted average number of common shares outstanding	29,576	29,160	29,550	29,053
Plus impact of stock options	290	555	279	605

Diluted common shares	29,866	29,715	29,829	29,658

Diluted earnings per share	$ 0.48	$ 0.45	$ 0.58	$ 0.58

Quarterly Report to Shareholders Second quarter ended April 4, 2004

6. Guarantees:

Significant guarantees that have been provided to third parties are the following:

The Company, including certain of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at April 4, 2004, the maximum potential liability under these guarantees was $12.4 million of which $10.9 million was surety bonds and $1.5 million was for standby letters of credit. The standby letters of credit mature at various dates during 2004 and the surety bonds are automatically renewed on an annual basis.

As at April 4, 2004, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements for the aforementioned items.

7. Financial instruments:

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at April 4, 2004 and March 30, 2003:

	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2004:

Sell contracts:
Foreign exchange contracts	Euro/US	€10,020	1.1740 to 1.2752	April to December 2004	$12,127
	GBP/US	£ 5,154	1.6660 to 1.8500	April to December 2004	$ 8,806
Buy contracts:
Foreign exchange contracts	CAD/US	CAD$ 35,150	1.2999 to 1.3475	April to September 2004	$26,785

2003:
Sell contracts:
Foreign exchange contracts	Euro/US	€ 8,854	1.0720 to 1.0798	March to November 2003	$ 9,524
Buy contracts:
Foreign exchange contracts	Euro/CAD	€ 1,619	1.5723 to 1.5761	May to August 2003	$ 1,741	*

* Exchange rate as at March 30, 2003 was used to translate amount to U.S. dollars

In addition, as at March 30, 2003 the Company had commitments to buy U.S. $9.2 million and sell U.S. $35.5 million for CAD $13.5 million and CAD $52.9 million respectively. These contracts matured by August 2003.

8. Segmented information:

The Company manufactures and sells activewear apparel. The Company operates in one business segment.

Individual customers accounting for greater than 10% of total sales are as follows:

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

Company A	30.2%	11.5%	27.4%	11.8%
Company B	—	14.8%	—	14.7%

During September 2003, Company A acquired Company B.

Quarterly Report to Shareholders Second quarter ended April 4, 2004

8. Segmented information (continued):

Sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

International	$129,780	$102,851	$201,280	$161,648
Canada	$11,589	$10,764	$18,048	$16,967

	$141,369	$113,615	$219,328	$178,615

Fixed assets by geographic areas are as follows:

	April 4, 2004	October 5, 2003	March 30, 2003
		(audited)

Canada	$ 89,596	$ 93,247	$ 90,341
Caribbean basin, Central America and Mexico	81,701	68,570	47,883
United States	24,280	18,532	16,810

	$ 195,577	$ 180,349	$ 155,034

9. Other information:

(a) The following items were included in the determination of the Company's net earnings:

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

Depreciation of fixed assets	$5,075	$3,563	$9,830	$6,818
Interest expense on long-term debt	$1,817	$1,832	$3,406	$3,277
Foreign exchange (gain) loss	$(11)	$953	$750	$360
Amortization of deferred charges	$174	$141	$351	$382

(b) Supplemental cash flow disclosure:

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

Cash paid during the period for:
Interest	$1,751	$1,747	$3,330	$3,291
Income taxes	704	$486	790	585

	April 4, 2004	October 5, 2003	March 30, 2003
(audited)

Non-cash transactions:
Additions of fixed assets included in accounts payable	$ 895	$ 2,348	$ 1,629

Cash and cash equivalents consist of:
Cash balances with banks	$ 21,413	$ 50,672	$ 22,995
Short-term investments	—	18,668	—

	$ 21,413	$ 69,340	$ 22,995

Quarterly Report to Shareholders Second quarter ended April 4, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER ENDED APRIL 4, 2004

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the six months ended April 4, 2004, with Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) in the fiscal 2003 Annual Report, including the section on the risks and uncertainties.

The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). The Company’s financial results are reconciled to US GAAP at the end of its fiscal year in its Annual Report.

CORPORATE OVERVIEW

Gildan Activewear Inc. is a vertically integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European, and other international markets. Our Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. We sell our products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan’s corporate head office is located in Montreal, Canada, and over 9,300 full-time employees work in our facilities worldwide. Our shares are listed on the New York Stock Exchange (GIL) and the Toronto Stock Exchange (GIL.A).

RECENT DEVELOPMENTS

All financial information contained herein is expressed in U.S. dollars unless otherwise stated. Historically, the financial information of the Company has been measured and reported in Canadian dollars. However, effective October 6, 2003, the Company adopted the U.S. dollar as its functional currency since a significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Company’s sales and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Company’s reporting currency. The Company will continue to report its results in accordance with Canadian GAAP. Historical financial information in U.S. dollars has been provided in the Investor Relations section of the Company’s Web Site, which can be accessed at www.gildan.com.

When there is such a change in reporting currency, Canadian and U.S. accounting standards require that prior year comparative financial statements be presented in U.S. dollars, using a translation method that retains the Canadian dollar as the currency of measurement, as described in Note 2 to the interim consolidated financial statements. The application of this method at the beginning of fiscal 2004 involved translating all assets and liabilities using the exchange rate in effect at the end of fiscal 2003. This resulted in a translated value for opening inventories and fixed assets that was approximately $23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. This upward revaluation of inventories and fixed assets has been reflected directly in opening shareholders’ equity as part of the $26.2 million positive balance of cumulative translation adjustments. These increases will have a corresponding offsetting negative impact on earnings as these inventories are consumed and fixed assets are depreciated. We have quantified the impact of these higher expenses for the second quarter of fiscal 2004 as part of our discussion and analysis of gross margins, depreciation expense and earnings per share below.

RESULTS OF OPERATIONS
Sales

Sales for the three months ended April 4, 2004 were $141.4 million, up 24.5% from $113.6 million for the three months ended March 30, 2003. Unit sales for the second quarter were 7.6 million dozens, up 24.6% from last year. Sales for the six months ended April 4, 2004 were $219.3 million compared to $178.6 million for the six months ended March 30, 2003, representing an increase of 22.8%. The increase in sales for the three-month and the six-month periods were due to an increase in unit shipments combined with a higher valued product mix, partially offset by lower selling prices.

During the quarter ended March 31, 2004, U.S.1 industry shipments of T-shirts from distributors

1 Source: S.T.A.R.S. Report, AC Nielsen Market Decisions

12

Quarterly Report to Shareholders Second quarter ended April 4, 2004 to screen-printers increased by 11.6%, sport shirt shipments increased by 1.1%, and fleece shipments increased 13.8% compared with the second quarter last year. Sales of Gildan T-shirts by distributors grew by 30.3%, while sales of Gildan sport shirts and fleece products increased by 34.7% and 39.2% respectively.

Gildan continued to increase market share in all market segments, compared to the second quarter of fiscal 2003. The Company further increased its market leadership position in the overall T-shirt category, with a share of 31.2%, versus 29.1% a year ago. Gildan continued to achieve significant penetration in the sport shirt segment, where its share increased to 24.4% from 18.4% in the second quarter of last year. Also, Gildan’s share in the fleece category increased to 14.3%, compared with 10.7% a year ago.

All U.S. market and market share data for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report by ACNielsen Market Decisions. With effect from the beginning of calendar 2004, the Company's largest customer has decided to discontinue its participation in the S.T.A.R.S. report.

The Company continued to expand its European business and maintained its leading market share position in Canada. Gildan’s unit shipments in Europe increased by 38.9% over the second quarter last year, and shipments in Canada were up by 10.2%. Selling prices in the Canadian market were negatively impacted as a result of the lower landed selling prices for U.S. competitors in the Canadian market, due to the decline in the relative value of the U.S. dollar.

Gross Margins

Gross margins were 26.6% compared to 29.6% in the second quarter of fiscal 2003. Gross margins for the six months ended April 4, 2004 were $58.6 million or 26.7% compared to $52.7 million or 29.5% for the same period of the prior year. Gross margins decreased by $1.1 million in the quarter and by $3.3 million for the six months ended April 4, 2004 due to the impact of change in functional currency, as opening inventories were consumed. Gross margins, excluding the impact of the adjustments due to the change in functional currency, were 27.3% for the three months ended April 4, 2004 and 28.2% for the six months ended April 4, 2004 versus 29.6% and 29.5% for the same periods last year.

The decline in gross margin was primarily the result of increases in raw material costs and lower overall selling prices, partially offset by a higher-valued product mix, improved manufacturing efficiencies, and the non-recurrence of a special charge relative to the closure of the Montreal sewing plant in fiscal 2003. The Company continues to realize reductions in manufacturing, duty and transportation costs from its investment in the Rio Nance textile facility in Honduras.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $15.2 million or 10.7% of sales for the second quarter of fiscal 2004 compared to $13.5 million or 11.9% of sales in the second quarter of fiscal 2003. For the six-month period ended April 4, 2004, selling, general and administrative expenses were $26.5 million or 12.1 % of sales compared to $23.6 million or 13.2% of sales in the same period of fiscal 2003.

The increase in the dollar amount of selling, general and administrative expenses is the result of higher volume-related distribution costs combined with an increase in directors and officers liability insurance premiums. The Company expects that for fiscal 2004, selling, general and administrative expenses will be at a similar level as a percentage of sales as fiscal 2003.

Depreciation and Interest Expenses

Depreciation and amortization expenses were $5.2 million in the second quarter of fiscal 2004 compared to $3.7 million in the second quarter of fiscal 2003. For the six-month period, depreciation and amortization expenses were $10.2 million in fiscal 2004 compared to $7.2 million in fiscal 2003. The increase is the result of the Company’s continued investment in capital expenditures to provide for long-term sales growth. Approximately $0.9 million of the increase for the six months ended April 4, 2004 was caused by the change in functional currency, as a portion of the upward revaluation of opening fixed assets was depreciated during the period.

Interest expense has increased to $1.8 million in the second quarter of fiscal 2004 from $1.7 million in the second quarter of fiscal 2003. For the six-month period, interest expense was $3.3 million in fiscal 2004 compared to $3.2 million in fiscal 2003. The increase is the result of the Company’s share of interest on long-term debt undertaken by the Company’s joint venture.

Quarterly Report to Shareholders Second quarter ended April 4, 2004

Net Earnings

Net earnings were $14.3 million or $0.48 per share on a diluted basis in the second quarter of fiscal 2004, up respectively $0.9 million and 6.7% from $13.4 million or $0.45 per diluted share in the second quarter of fiscal 2003. The increase in net earnings was the result of a 24.6% increase in unit sales with an improved product mix, partially offset by reduced gross margins and an increase in selling, general, administration and depreciation expenses. Excluding the impact of the change to U.S. dollar functional currency outlined above, net earnings were $15.9 or $0.53 per share on a diluted basis, an increase of $1.8 million and 10.4% over earnings and diluted earning per share before the special charge in the second quarter of fiscal 2003.

For the six-month period ended April 4, 2004, net earnings were $17.2 million or $0.58 per diluted share compared with $17.1 million or $0.58 per diluted share in the same period of last year. Net earnings before the impact of the U.S. dollar functional currency change were $21.4 million or $0.72 per diluted share, up respectively $3.6 million and 18.0% from the first six months of fiscal 2003, before the special charge for the sewing plant closure.

Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly data. The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Fiscal 2004

(in millions, except per share data)	Q1 2004	Q2 2004

Sales	$ 78.0	$ 141.4
Unit sales (Dozen)	4.0	7.6
Net earnings	$ 2.9	$ 14.3
Basic EPS	0.10	0.48
Diluted EPS	0.10	0.48
Total assets	427,329	448,881
Total long-term financial liabilities	79,923	81,224

Weighted average # of shares outstanding (in thousands)

Basic	29,524	29,576
Diluted	29,792	29,866

Fiscal 2003

(in millions, except per share data)	Q1 2003	Q2 2003	Q3 2003	Q4 2003

Sales	$ 65.0	$ 113.6	$ 143.4	$ 109.2
Unit sales (Dozen)	3.3	6.1	7.4	5.8
Net earnings	$ 3.7	$ 13.4	$ 21.8	$ 14.2
Basic EPS	0.13	0.46	0.74	0.48
Diluted EPS	0.13	0.45	0.73	0.48
Total assets	322,551	356,878	409,435	429,664
Total long-term financial liabilities	85,392	87,484	73,803	74,793

Weighted average # of shares outstanding (in thousands)

Basic	28,945	29,160	29,373	29,478
Diluted	29,600	29,715	29,768	29,808

Fiscal 2002

(in millions, except per share data)	Q1 2002	Q2 2002	Q3 2002	Q4 2002

Sales	$ 55.7	$ 98.1	$ 125.2	$ 103.3
Unit sales (Dozen)	2.7	5.0	6.4	5.3
Net earnings	$ 1.7	$ 10.3	$ 17.7	$ 12.7
Basic EPS	0.06	0.36	0.62	0.44
Diluted EPS	0.06	0.35	0.60	0.43
Total assets	298,234	307,589	313,641	315,266
Total long-term financial liabilities	115,004	113,536	88,912	85,858

Weighted average # of shares outstanding (in thousands)

Basic	28,208	28,381	28,570	28,807
Diluted	29,098	29,298	29,510	29,540

Quarterly Report to Shareholders Second quarter ended April 4, 2004

BALANCE SHEET

As at April 4, 2004, accounts receivable totaled $85.4 million compared to $64.3 million at October 5, 2003 and $70.2 million in the second quarter of the prior year. The increase in receivables compared with October 5, 2003 was due to higher sales. The increase in accounts receivable from the second quarter of fiscal 2003 is due to an increase of sales of $27.8 million for the quarter. Days’ sales outstanding on trade accounts receivable decreased from 48 days in the second quarter of fiscal 2003 to 45 days in the current quarter. Inventories increased by $26.6 million from $103.5 million at October 5, 2003 to $130.1 million in the second quarter of fiscal 2004. The Company traditionally builds up inventory levels in the first quarter to meet peak sales demand in the summer. Inventory levels have increased by $32.5 million from the prior year to service anticipated growth in demand for the Company’s products. However, the increase in inventory is below the Company’s original plan due to the higher than expected unit sales volume for the first six months of fiscal 2004.

Capital expenditures in the second quarter amounted to $10.5 million, primarily for the Dominican Republic and the Rio Nance projects. In the second quarter of fiscal 2003, the Company invested $9.5 million in fixed assets. Year-to-date, the Company invested $26.6 million in fixed assets and it now anticipates that capital expenditures for the full year will be approximately $65 million. The major projects include the new textile facility in the Dominican Republic, to be operational in fiscal 2005, the expansion of the Rio Nance textile facility and the addition of a new sewing facility in Nicaragua.

Total assets were $448.9 million at April 4, 2004 compared to $429.7 million at October 5, 2003 and $356.9 million at March 30, 2003. Working capital was $165.3 million at the end of the second quarter of fiscal 2004 compared to $155.0 million at October 5, 2003 and $134.1 million at March 30, 2003.

FINANCING AND CAPITAL RESOURCES

For the quarter ended April 4, 2004, cash flow from operating activities, including changes in non-cash working capital, was a use of cash of $6.2 million compared with a use of cash of $7.5 million during the same period last year. Year-to-date, use of cash from operating activities was $25.9 million compared with a use of cash of $1.7 million during the same period last year. The increase in use of cash was the result of increases in non-cash working capital items.

The Company ended the second quarter with a cash balance of $21.4 million and intends to use $17.5 million of its cash balances to satisfy its first scheduled principal repayment of its senior notes.

Total indebtedness at April 4, 2004 amounted to $76.1 million compared to $73.6 million at October 5, 2003 and $75.3 million at March 30, 2003. At the end of the second quarter, none of the Company’s $150.0 million CAD revolving bank facility was utilized.

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following tables sets forth the Company’s contractual obligations for the following items as at April 4, 2004:

	Payments Due by Period

(in millions)	Total	Balance of Fiscal 2004	Fiscal 2005-2006	Fiscal 2007-2008	After Fiscal 2008

Long Term Debt	$ 75.6	$ 18.1	$ 37.6	$ 19.5	$ 0.4

Capital Lease Obligations	0.5	0.2	0.3	—	—

Operating Leases	10.7	1.5	4.4	2.7	2.1

Purchase Obligations	83.9	69.3	14.6	—	—

Other Long-Term Obligations	47.7	47.7	—	—	—

Total Contractual Obligations	$ 218.4	$ 136.8	$ 56.9	$ 22.2	$ 2.5

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet any foreseeable cash needs for the balance of fiscal 2004.

Quarterly Report to Shareholders Second quarter ended April 4, 2004

OUTLOOK

The Company has previously indicated that it expected its diluted EPS for the full fiscal year 2004 to be in the range of U.S. $2.25 – U.S. $2.30, up 25.7% — 28.5% from fiscal 2003 before the adjustments due to the change to U.S. functional currency. After reflecting the adjustments resulting from the transition to U.S. functional currency, the Company’s EPS guidance range for fiscal 2004 was U.S. $2.10 — $2.15, up 17.3% — 20.1% from fiscal 2003. This guidance was based on 15% projected growth in unit sales volumes and modest selling price increases to partially pass through the higher cost of cotton.

In the first and second fiscal quarters, the Company has achieved its EPS growth projections by offsetting higher than anticipated promotional activity and resulting lower selling prices with higher than projected unit sales volumes. In the second half of the year, and especially in the third fiscal quarter, the Company will not have sufficient capacity available to continue to exceed its previous projections for unit sales volume growth.

Based on its revised assessment and anticipated market conditions, the Company is revising its previous communicated forecast for diluted EPS to a range of U.S. $2.05 – U.S. $2.15 per share before the U.S. functional currency adjustments, up approximately 15% — 20% from fiscal 2003. This revised projection considers short-term capacity constraints and assumes the continuation of aggressive industry pricing. After taking account of the accounting changes from the transition to U.S. functional currency, the Company now expects to report diluted EPS for fiscal 2004 of U.S $1.90 — $2.00, up 6% — 12% from fiscal 2003, compared to its original guidance of U.S. $2.10 — $2.15.

Going forward, the Company expects to achieve its objective of minimum 15% EPS growth beyond 2004, in addition to achieving 15% — 20% EPS growth in the current fiscal year, even if industry pricing continues to decline. Gildan is slightly ahead of schedule with its timetable for construction of its Dominican Republic textile facility. As the Company brings this facility on stream, it expects to continue to lower its manufacturing costs and to have capacity available to further accelerate its market share penetration in the wholesale distributor channel in fiscal 2005, as well as to implement its plans to enter the retail channel.

For a more detailed discussion of the Company’s outlook, readers should review the outlook section of the fiscal 2003 MD&A in the Annual Report, which is hereby incorporated by reference.

CRITICAL ACCOUNTING POLICIES

Several of our accounting policies involve significant judgments and uncertainties. The policies with the greatest potential effect on our results of operations and financial position include the estimate of collectability of accounts receivable and the recovery value of obsolete or overstocked inventory. For accounts receivable, we estimate the net collectability, considering both historical and anticipated trends of trade deductions and returns taken by our customers, allowances we provide to our customers and take various steps to mitigate the risk of credit loss, including obtaining partial credit insurance. For inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized. If we incorrectly anticipate these trends or unexpected events occur, our results of operations could be materially affected.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

In November 2003, the Canadian Institute of Chartered Accountants (“CICA”) revised Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The revised recommendations require that beginning January 1, 2004, the fair value-based method be used to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting periods.

During the second quarter of fiscal 2004, $184,000 (2003 – nil) was expensed as compensation expense, with an offset to contributed surplus, due to the issuance of 60,000 Restricted Share Units and a modification to the vesting period of certain options.

In accordance with the transitional options permitted under Section 3870, the Company has elected to early adopt the new recommendations effective the commencement of our 2004 fiscal year and prospectively apply the standard for employee stock awards granted after October 6, 2003. There were no options granted during the three months and six months ended April 4, 2004. Previously, the Company applied the settlement method of accounting to employee stock options.

Quarterly Report to Shareholders Second quarter ended April 4, 2004

RECENT ACCOUNTING PRONOUNCEMENTS

Impairment of Long-Lived Assets

In December 2002, the CICA issued Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. This section was effective for the Company’s 2004 fiscal year and has not had a material impact on its financial statements.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”. This section requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section was effective for the Company’s 2004 fiscal year and has not had a material impact on is financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For a complete discussion of the risks and significant assumptions used in determining the fair value of the Company’s financial instruments, please refer to Note 13 of our 2003 consolidated financial statements in the Annual Report, which is hereby incorporated by reference.

BUSINESS RISKS

In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. Risk areas include changes in international trade legislation and taxation, changes in cotton prices and currency fluctuations. For a more detailed discussion on potential business risks, readers should review the risks factors section of the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which are hereby incorporated by reference.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of April 30, 2004 there were 29,627,619 Class A subordinate shares issued and outstanding along with 679,635 options outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements included in this management discussion and analysis may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

We believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. This cautionary statement expressly qualifies the forward-looking statements contained in this report.

The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

May 4, 2004

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date June 1, 2004